Exhibit (a)(5)(xxiv)

bhpbilliton

resourcing the future


A future
together

Promises made are promises kept.

BHP Billiton is investing in the infrastructure, the economy and the people of Saskatchewan. A growing province means more opportunity and stability for us all.

BHP Billiton would be honoured to be entrusted with the stewardship of Saskatchewan's valuable potash resource on behalf of Saskatchewanians and grow potash industry revenue for the province.

We are committed to advancing our Jansen Project and our other development plans. We will create jobs, provide opportunities for local suppliers and bring investment to the communities in which we live and work.

We're building a platform for sustainable growth and a better future for us all.

BHP Billiton and Saskatchewan. A future together.

Learn more about us at bhpbilliton.com